



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05000473

January 4, 2005

Richard J. Morrison
Assistant Secretary
NSTAR
800 Boylston Street
Boston, MA 02199

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-2005

Re: NSTAR
Incoming letter dated December 7, 2004

Dear Mr. Morrison:

This is in response to your letter dated December 7, 2004 concerning the shareholder proposal submitted to NSTAR by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002



800 Boylston Street
Boston, Massachusetts 02199

Richard J. Morrison
Assistant Secretary
Direct Dial: (617) 424-2111
Fax: (617-424-2421)

December 7, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: NSTAR Shareholder Proposal of Mr. John Jennings Crapo

To Whom It May Concern:

On behalf of NSTAR ("NSTAR" or the "Company"), a Massachusetts voluntary association (known as a Massachusetts Business Trust), and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I respectfully request that the Staff of the Division of Corporate Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and supporting statement submitted by John Jennings Crapo (the "Proponent") may be properly omitted from the proxy materials distributed in connection with NSTAR's 2005 Annual Meeting of Shareholders.

I hereby enclose the following items for filing in compliance with Rule 14a-8(j)(2): six copies of this letter detailing the reasons why NSTAR believes that it may properly exclude both the Proposal and supporting statement submitted by the Proponent, John Jennings Crapo, and six copies of the referenced Proposal and supporting statement submitted by the Proponent on September 9, 2004 for inclusion in the Company's proxy statement for its 2005 annual shareholder meeting. NSTAR is simultaneously providing the Proponent with a copy of this letter to inform him of the Company's intent to exclude his Proposal from the proxy materials for its 2005 Annual Meeting. The Company's 2005 Annual Meeting of Shareholders is scheduled to take place on or about April 28, 2005. The Company expects to file definitive proxy solicitation materials for the Annual Meeting with the Securities and Exchange Commission (the "Commission") on or about March 25, 2005.

The Proponent requests that the Company publish in its proxy statement, for each member of the Board of Trustees, the number of shares of stock, bonds and "other such property" held by the trustee, the name of the company in which such investments are held, the industry in which such companies engage, and how each trustee voted such investments. Specifically, the Proposal states:

"My shareholder proposal

We shareholders meeting for the purpose of an assembled meeting of shareholder and proxies of NSTAR do solemnly request our Board of Trustees ("Directors") to take the following action

Publish on Nstar's proxy statement annually how each Trustee ballots his/her own shares of stock ownership, bonds OWN-ership and others sum property – identifies concerning each company, the number of shares, the purchase of each company the number of shares, the purchase of the Company and the industry of which each company is a member OF

The information shall be confirmed by the checking of US Internal Revenue Service tax returns – not just for now but since the calendar year starting nineteen hundred eighty, state tax returns and similar reports shall be checked our intent is this complete, examination shall be completely reported to US annually" (sic)

A copy of the full text of the Proposal and Supporting Statement is attached hereto as Exhibit A.

The Company requests that the Staff concur with the Company's view that (i) the Proposal deals with matters relating to the conduct of ordinary business operations of the Company, and/or (ii) the Proposal relates to operations which account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business and/or (iii) the Company lacks the power or authority to implement the Proposal, and therefore the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(5), (6) and/or (7).

I. The Proposal relates to the Company's ordinary business operations and, therefore may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

The Company believes that it may properly exclude the Proposal and Supporting Statement from its proxy materials pursuant to Rule 14a-8(i)(7) of the Securities Exchange Act of 1934. The Proposal seeks a report in the Company's proxy statement identifying each trustee's personal investment portfolio and how each individual trustee voted his/her personal investments over the past year. The Proposal calls for the publication of highly personal information relating to each trustee that is completely unrelated to the Company's business or the trustee's business experience and is inappropriate for public disclosure.

Rule 14a-8(i)(7) permits the exclusion from the Company's proxy materials of shareholder proposals relating to "its ordinary business operations." The Staff has previously indicated that a proposal that would require all candidates for election to the board of directors to list all of their beneficial ownerships of stocks in other business enterprises as well as partnerships and solely-owned businesses was properly excludable under Rule 14a-8(7). *See Chittenden Corporation* (March 10, 1987). The Staff recognized that decisions regarding the disclosure of such biographical information not required by law is a matter relating to the conduct of a company's ordinary business operations and may thus properly be omitted from a company's proxy materials under Rule 14a-8(c)(7). The current Proposal goes well beyond the proposal excluded in the *Chittenden* letter, requesting not only an identification of each trustee's personal investment portfolio, but also how each trustee voted such securities.

Securities Exchange Commission and New York Stock Exchange rules and regulations specify information that a company must disclose to its shareholders in its proxy materials. These rules and regulations require the disclosure of a significant amount of information about directors that is clearly relevant to a shareholder decision to vote for or against such directors. To the extent that these rules do not require the disclosure of specific information, the applicable rulemaking bodies have determined that either i) disclosure of additional information is best left to the discretion of the board as part of its ordinary business operations; or ii) a compelling reason (e.g. confidentiality) warrants its exclusion. Disclosure of highly personal information about directors that is completely unrelated to the company's operations, such as the information requested by the Proposal, is exactly the type of information the regulatory agencies have determined is best left to the discretion of the board or warrants omission. In other words, these bodies have effectively placed such decisions, including the subject matter of the Proposal, within the Company's ordinary business operations.

In general, proposals requesting reports or studies may also be omitted from the Company's proxy materials if the subject of the requested report or study covers a matter related to the Company's ordinary business operations. *See* Exchange Act Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"). Rule 14a-8(c)(7) is the predecessor of current Rule 14a-8(i)(7). For example, in a number of situations, the Staff has not objected to the omission of proposals requesting reports of all votes taken by a board of directors and its committees on the basis that the proposal relates to the company's ordinary business operations. *See e.g., McKessen Corp* (April 1, 2004) and *Time Warner Inc.* (February 13, 2004). These proposals, at least, requested information relating to the company (albeit, relating to its ordinary business operations). The current Proposal does not seek information even remotely relating to the Company or any aspect of its operations.

The Company recognizes that, when applying the ordinary business operations exclusion, the Staff will consider whether the proposal in question raises significant "social policy issues." *See* Exchange Act Release No. 34-40018 (May 21, 1998). *See also, American Electric Power Co.* (January 27, 2003) (proposal that each director expend a minimum of twenty hours each month of the year to attend and prepare for formal monthly board meetings); *The Allstate Corp.* (February 19, 2002) (proposal that the company cease operations in Mississippi). The Company believes that the Proposal does not advance any significant positive social policy issues, and certainly raises no issues at all connected to the Company itself. While the Proponent argues in his supporting statement that the requested report will increase trustee accountability to shareholders, it is well established that trustees already have a fiduciary duty to act in furtherance of what they believe to be the best interests of the Company and its shareholders. There is simply no connection between how a trustee votes his or her personal investment portfolio (which may well include investments in many privately or even family owned companies) and the trustee's accountability to shareholders. There is much information about director candidates that a curious shareholder would be interested in knowing such as a director's net worth or religious affiliation. However, this information is highly personal and irrelevant to the director's qualifications as a candidate. The information that the Proposal would have included in the

Company's proxy materials is no more relevant to making directors more accountable to shareholders than requiring disclosure about how the trustee voted in the most recent presidential election, the trustee's sexual orientation, religion, amount of personal debt or any other information unrelated to the directors business experience.

Requiring the disclosure of such personal information would also significantly inhibit the Company's ability to attract and retain qualified nominees. To the Company's knowledge, there is no public company within the United States that requires its directors to disclose such personal and private information. Such a unique requirement, far beyond what investors need to know about a board, would have a chilling effect on potential directors and would likely cause most candidates to decline nomination to the board.

II. The Proposal relates to operations which account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business, and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(5).

The Company believes that it may also properly exclude the Proposal and Supporting Statement from its proxy materials pursuant to Rule 14a-8(i)(5) of the Securities Exchange Act of 1934. Rule 14a-8(i)(5) permits a registrant to omit a shareholder proposal if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." Essentially, Rule 14a-8(i)(5) was intended to permit a company to exclude a proposal that does not bear a significant economic relationship to the Company's business.

NSTAR is a Massachusetts-based, intra-state electric and gas utility company. The Proposal does not relate to any aspect, let alone 5 percent, of the operations of the Company's business, and is not "otherwise significantly related" to the Company's business for the purposes of Rule 14a-8(i)(5). In Lovenheim v. Iroquois Brands, Inc., 618 F. Supp. 554, 561 (D.D.C., 1985), the court held that a proposal could be omitted if it was "ethically significant in the abstract but had no meaningful relationship to the company's business." Hence, although the Proponent may sincerely believe that the Proposal has ethical significance and may otherwise make trustees more accountable to shareholders, it is clearly not "otherwise significantly related to the Company's business." It is on its face and by definition completely unrelated to the Company's business. The Proponent gives no basis for any discernible nexus between the Proposal and the Company's business; the overall incoherence of the Proponent's supporting statement and accompanying exhibits, which are themselves as unrelated to the Proposal as the Proposal is to the Company's business, ultimately provide no reasonable explanation as to why the Proposal is relevant to the Company's business. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(5).

III. The Company lacks the power or authority to implement the Proposal, and, therefore, it may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(5).

Rule 14a-8(i)(6) provides that a company may omit a proposal if it lacks the power or authority to implement the proposal. The Proposal would require the Company to "[confirm] by the checking of US Internal Revenue Service tax returns – not just for now but since the calendar year starting nineteen hundred eighty, state tax returns and similar reports shall be checked." Even if federal and state tax returns dating back to 1980 were available (in most situation tax returns from 14 years ago are unlikely to be available), Section 6103 of the Internal Revenue Code prevents the IRS from disclosing tax returns and return information to parties other than the taxpayer except in certain specific situations. In addition, the Privacy Act of 1974 (5 USC sect. 552a), which generally requires agencies to permit an individual access to records pertaining to that individual, would prohibit the IRS from disclosing to any person any record contained in a system of records without the individual's written consent, unless the disclosure meets one of 12 conditions, none of which would apply to the Proposal. Similar confidentiality/privacy rules also apply at the state level. Since the Company would thus not be able to access the records which the Proposal compels it to examine, the Proposal may be omitted under Rule 14a-8(i)(6).

In conclusion, for the reasons discussed here, the Company respectfully requests that the Staff agree that the Company may omit the Proposal from its proxy materials for its 2005 Annual Meeting of Shareholders under Rule 14a-8(i)(7) and/or (5). If the Staff has any questions or comments regarding the following, please contact the undersigned at 617-424-2111.

Very truly yours,

Richard J. Morrison

Richard J. Morrison
Assistant Secretary

NSTAR
RJM:fji
Enclosures

cc: John Jennings Crapo (via Certified Mail)

MR JOHN JENNINGS CRAPO. Pro Se, AA. ABE
Homeless NSTAR stockhldr.
Non LWYR Etc
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified mail 09 Sept 2004
ART. No 7004 1160 0006 4318 8656 (courtesy copy)
Art No 7004 1350 0001 2126 4637
Art No 7004 1350 0001 2126 3258 (courtesy copy to Hon SEC)
ART NO 7004 1350 0001 2126 3395 (courtesy copy to Congressional Committee Hon Ranking Minority member)
Return receipt requested
NSTAR Corporation attn
please OFC of Corporation Clrk.
MR DOUGLAS S. HORAN Esq
Secretary Senior Vice President for Strategy, LW, AND Policy
1 NSTAR WY Westwood MA 02090-8001

Dear MR HORAN, or MR MORRISON
OR other officer of the corporation which shall be the appropriate person
Which shall be the appropriate person.

ENclosed here I call to your attention my share holder proposal, accompanying supporting statement, copies my exhibits one (01) copy my picture Postcard to my US Senator - 2 pps. one (01) copy some remarks 08 Sept 2004, one (01) copy picture of proponent.

I've been a sharholder shareholder a long time AND more than comply with the SEC standard for introduction and presentation a share holder proposal. I plan to present my share holder proposal and I don't plan to sell any of my shares until the close at the forthcoming shareholder meeting.

IN event YOU have questions or comments please communicate them to me by letter addressed to me at my USPO Box address

my shareholder proposal

We shareholders meeting for the purpose of an assembled meeting of shareholders and proxies of NSTAR do solemnly request our BOARD OF TRUSTEES ("Directors") to take the following action

more

P. Wool(02) Shareholder Corp Secretary
J.J. Crepo to MR HORAN

09 Sept 2004

Publish on NSTAR's Proxy statement annually how each Trustee ballots his/her own shares or stock ownership bond ownership and other such property - identifying concerning each company, the number of shares, the purpose of each company, the number of shares, the purpose of the company and the industry of which each company is a member of

The information shall be confirmed by the checking of US Internal Revenue Service tax returns. not just for now but since the calendar year starting nineteen hundred eighty, state tax returns and similar reports shall be checked

Our intent is this complete examination shall be completely reported to US ANNUALLY

Supporters statement

NSTAR is a utility company and it is entirely relevant for us to know if our Directors/trustees have an interest in a company that plans to provide utility power in the area currently our service area - produced by wind power. We have right to know if those Board Members are working to negate the value of our investments in NSTAR AND to betray our trust in the company by investing in it

Currently on a national level my Senator in the US House of Senators

more

p. three (03) shareholder J. J. Crapo
to NStar Clerk MR Horan
09 Sept 2004

Hon MR Kennedy of Massachusetts has expressed his concerns on similar matters in his capacity of ranking minority member of the Federal Senate's Health, Education, Labor Pensions Committee. MR Kennedy, a US Army veteran, former Assistant District attorney and upon the decision of the late Mr Benjamin Smith III former Mayor of Gloucester, MA not to seek election as US Senator & his election has been a long time US Senator. MR Kennedy is brother of Late President John F. Kennedy, Grandson of the late US Congressman John F. FITZGERALD AND Son of Late (former) U.S. Securities & Exchange Commission member Mr. Joseph P. Kennedy. MR Kennedy has a thirst for integrity in business - and he demands that Pension Boards make public how they vote concerning shareholder matters of publicly and privately owned companies and other businesses. That is an exceedingly strong proposal of Mr Kennedy when one considers pension boards include those of UNIONS, and the trustees of the US Social Security Administration of Social Security funds. Mr Kennedy is forcing powerful corporation leaders to report where their support comes from. Many of these unions and government sectors

more

p four/04) Sharehldr J.J. Crabo pro se
to NSTAR clrk Mr Horan
09 Sept 2004

and don't we have a right to know if Corporation ~~Boards~~ and other Boards serve stockholders or the personal interests of Board members.

Proponent is homeless, a retired MA State public employee at State municipal level, and is a recipient of USA Social Security AND for his Schizophrenia paranoid type is graded as 100% disabled by the US Department of Veterans Affairs,

end of my shareholder proposal

Copy this with exhibits ~~via certified mail~~ to Hon Senator Edward M. Kennedy, the Hon USA Securities & Exchange Commission each via certified mail, return receipt requested

I own self service copies of at conclusion, MA copy of shareholder Stckhldr proposal

Sincerely
John Jennings Crabo

Enclosures
JJC/jjc

BOSTON

MBTA MAP

PAID

John J. Crapo



MASSACHUSETTS BAY TRANSPORTATION AUTHORITY
Boston, Massachusetts
The famous Boston Subway Sytem

Sincerely

From
JOHN J. CRAPO, Pro Se. Home-
less SHAREHOLDER
PO Box 400151 CAMBRIDGE
MA 02140-0002. Dear Hon
Senator Kennedy:
I'm homeless however at the
moment this is your time. today
in our local press national media
has your [illegible] [illegible] pension
bonuses [illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]
[illegible] and special [illegible] of share hold-
ers assembled for the
purpose of shareholders
meetings.
I'm [illegible] I'm
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] security
[illegible] [illegible] [illegible] you [illegible]
[illegible] [illegible] [illegible]
[illegible] you J. J. Crapo

Warmest Greetings

post card

Hon U.S. Senator Edward M.
KENNEDY (of Massachusetts)
Ranking Minority Member
U.S. Senate Committee on
Health, Education, Labor
and Pensions
US House of Senators
WASHINGTON
DC 20217-0002

PLEASE DO NOT WRITE BELOW THIS LINE. SPACE RESERVED FOR [illegible] POSTAL SERVICE

PAID
John J.
CRAPO
PRO SE
JJC
jjc

John J. CRAPO Pro Se AAABE
05 Sept 2004 - Sunday PAID John J. CRAPO Pro Se

My photographs
7:05 AM 1 coach Amtrak # 82005 - two (2) pictures - at Washington DC UNION STATION

Mr Scott ~~Green~~ GREEN DC PLC
on 2nd St. has directed me I was US Senate Hart Off BLDG

He said I went NW - He said go up to Constitution Ave turn right then down till Senate 06 2004 Monday Labor Day

3:20 AM I used men's room urinated & I flushed urinal & I washed dry my hands with soap water & ~~towel~~ paper towel

train has left [illegible] at New York's Penn Station [illegible] I used some men's room afterwards I urinated & I flush toilet & I washed dry my hands with soap water & towel

silently I pray for peace peaceful solution my troubles & that my executor [illegible] Mr W. P. Segarra has a fine day

6:10 AM I'm fatigued drowsy etc

7 AM I slept some Seashore looks attractive

When we stopped I took my law from rack & [illegible] settle my Philip Van Heusen satchels to my portable cart

7:08 AM We [illegible] [illegible]


PAID
J.J. CRAPO
PRO SE
JJC/
JJC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NSTAR
Incoming letter dated December 7, 2004

The proposal requests that NSTAR publish in its proxy statement information concerning the personal investments of each trustee.

There appears to be some basis for your view that NSTAR may exclude the proposal under rule 14a-8(i)(7), as relating to NSTAR's ordinary business operations (i.e., the presentation of certain investment information in reports to shareholders). Accordingly, we will not recommend enforcement action to the Commission if NSTAR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which NSTAR relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor